January 5, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: District Metals Corp. - Request for Acceleration
Registration Statement on Form 20-F
Filed on December 10, 2021
File No.: 000-56373

Dear Sirs and Madams:

District Metals Corp. ("District Metals") hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 20-F (File No. 000-56373) and to permit said Registration Statement to become effective at or around 4:00 p.m. Eastern Time on January 7, 2022, or as soon thereafter as practicable. District Metals requests acceleration of effectiveness of the Registration Statement so that District Metals may commence a private placement of securities.

District Metals hereby authorizes Nicole Strydom, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact the undersigned at (604) 288-4430 or Nicole Strydom of Dorsey & Whitney LLP at (612) 492-6214 with any questions with respect to this request.

Sincerely, District Metals Corp. /s/ Marlis Yassin Marlis Yassin Chief Financial Officer